

May 21, 2020

Elena Krioukova
Principal Executive Officer
Hygge Integrated Brands Corp.
1 Yonge Street, Unit 1801
Toronto, ON M5E 1W7

> **Re: Hygge Integrated Brands Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 15, 2020**
> **File No. 333-237603**

Dear Ms. Krioukova:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2020 letter.

Amendment No.1 to Registration Statement on Form S-1 filed May 15, 2020

The Company is subject to the 15(d) reporting requirements under the Securities Exchange Act of 1934, page 14

1. We note your response to prior comment 4. Clarify when in the future you intend to register a class of your securities. If you do not intend to register a class of your securities in connection with this offering, please revise your disclosure to remove any implication that you can list your securities on an exchange.

Plan of Operation, page 24

2. We note your response to prior comment 8. Please revise the disclosure in the first paragraph on page 25 to clarify the amount of time your current funds to which you have

access will enable you to conduct planned operations.

You may contact Ernest Greene at (202) 551-3733 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Sharon D. Mitchell